[redacted]

UNIT
SECURITIES AND E
Washing

12014386

SEC MAIL PROCESSING RECEIVED MAR - 1 2012 WASH. 196 SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66905 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Independent Securities Group, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1036 E Iron Eagle Dr., Suite 105
(No. and Street)

| Eagle | ID | 83616 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ryan Carlson — (208) 489-3131
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Decoria Maichel Teague
(Name – *if individual, state last, first, middle name*)

| 7307 N. Division, Ste. 222 | Spokane | WA | 99208 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

# OATH OR AFFIRMATION

I, Ryan Carlson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Independent Securities Group, LLC, as of 12/31/2011, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

STEPHEN F. WALTHER NOTARY PUBLIC STATE OF IDAHO

2-1-2012

Notary Public

Signature

CFO / CCO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Private and Confidential

A PROFESSIONAL SERVICES FIRM

Certified Public Accountants | Business Consultants

dm-t

decoria • maichel • teague

7307 N. Division, Suite 222
Spokane, Washington 99208

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES

To the Members of
American Independent Securities Group, LLC

We have performed the procedures enumerated below which were agreed to by American Independent Securities Group, LLC (the "Company"), solely to assist you in evaluating the Company's compliance with the requirements of Rule 17a-5(e)(4) of the Securities and Exchange Commission ("SEC") Act of 1934 with respect to the accompanying schedule of the Securities Investor Protection Corporation General Assessment Reconciliation (Form SIPC-7) of American Independent Securities Group, LLC for the year ended December 31, 2011. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report was requested or for any other purpose.

As required by Rule 17a-5(e)(4) of the SEC, we have performed the following procedures:

1. Compared listed assessment payments in Form SIPC-7 with respective cash disbursement record entries;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, with the amounts reported in the Form SIPC-7;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

All of the agreed-upon procedures referred to above were performed without exception, except that our calculation of arithmetical accuracy of the calculations reflected in Form SIPC-7 (procedure 4 above) which indicated an error of one-hundred thirty-six dollars ($136.00) overpaid during the first half of 2011's assessment, and six ($6) overpaid during the second half of 2011's assessment (for a total of $142 overpaid during 2011). The Company plans to recognize the amount as an overpayment on the SIPC-7 for first half of the year ended December 31, 2012.

We were not engaged to nor did we conduct an examination, the objective of which would be the expression of an opinion on the accompanying Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of members and management of American Independent Securities Group, LLC, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, the Securities Investor Protection Corporation, and other regulatory agencies that rely on Rule 17a-5(e)(4) and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

Spokane, WA

February 27, 2012

Private and Confidential

FINANCIAL STATEMENTS
DECEMBER 31, 2011 AND 2010

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC

**AMERICAN INDEPENDENT SECURITIES GROUP, LLC**

Table of Contents

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

# INTERNAL CONTROL REPORT

To the Members of
**American Independent Securities Group, LLC**

In planning and performing our audit of the financial statements and supplemental schedule of American Independent Securities Group, LLC ("the Company"), for the years ended December 31, 2011 and 2010, we considered its internal controls, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency or an aggregation of significant deficiencies that preclude the entity's internal control from providing reasonable assurance that material misstatements in the financial statements will be prevented or detected on a timely basis by employees in the normal course of performing their assigned functions. The inability to provide such reasonable assurance results from one or more significant deficiencies. The design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the financial statements may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of members, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

DeCoria, Maichel & Teague P.S.

Spokane, Washington

February 27, 2012

A PROFESSIONAL SERVICES FIRM
Certified Public Accountants | Business Consultants
dm-t
decoria • maichel • teague
7307 N. Division, Suite 222
Spokane, Washington 99208

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
**American Independent Securities Group, LLC**

We have audited the accompanying statements of financial condition of American Independent Securities Group, LLC ("the Company") as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Independent Securities Group, LLC at December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DeCoria, Maichel & Teague P.S.

Spokane, Washington

February 27, 2012

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC
## STATEMENTS OF FINANCIAL CONDITION
## DECEMBER 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 185,126 | $ 140,255 |
| Commissions receivable | 97,178 | 77,447 |
| Clearing receivable | 43,209 | 61,946 |
| Prepaid and other assets | 45,143 | 46,472 |
| Clearing deposit | 50,000 | 50,000 |
| Property and equipment, at cost, net of accumulated depreciation of $24,382 and $17,897, respectively | 5,661 | 6,850 |
| **Total assets** | $ 426,317 | $ 382,970 |
| **LIABILITIES AND MEMBERS' EQUITY** | | |
| Accounts payable | $ 14,052 | $ 6,426 |
| Commissions payable | 134,839 | 132,320 |
| Deferred revenue | 14,889 | 14,586 |
| Accrued liabilities | 2,982 | 4,295 |
| Total liabilities | 166,762 | 157,627 |
| Commitments and contingencies (Note 6) | | |
| **MEMBERS' EQUITY** | 259,555 | 225,343 |
| **Total liabilities and members' equity** | $ 426,317 | $ 382,970 |

The accompanying notes are an integral part of these financial statements.

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC
## STATEMENTS OF OPERATIONS
## FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **REVENUES** | | |
| Commissions | $ 3,957,599 | $ 3,207,432 |
| Other revenue | 182,215 | 265,664 |
| Total revenues | 4,139,814 | 3,473,096 |
| **EXPENSES** | | |
| Commissions | 3,013,838 | 2,506,105 |
| Administrative | 678,742 | 635,468 |
| Salaries and wages | 300,024 | 276,089 |
| Total expenses | 3,992,604 | 3,417,662 |
| **NET INCOME** | $ 147,210 | $ 55,434 |

The accompanying notes are an integral part of these financial statements.

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC
## STATEMENTS OF CHANGES IN MEMBERS' EQUITY
## FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

| | |
|---|---|
| **BALANCE, DECEMBER 31, 2009** | $ 132,911 |
| Members' distributions | (28,000) |
| Members' contribution | 65,000 |
| Net income | 55,434 |
| **BALANCE, DECEMBER 31, 2010** | 225,345 |
| Members' distributions | (113,000) |
| Net income | 147,210 |
| **BALANCE, DECEMBER 31, 2011** | $ 259,555 |

The accompanying notes are an integral part of these financial statements.

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC
## STATEMENTS OF CASH FLOWS
## FOR THE YEARS ENDED DECEMBER 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| **OPERATING ACTIVITIES** | | |
| Net income | $ 147,212 | $ 55,434 |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities | | |
| Depreciation | 6,485 | 5,455 |
| Changes in assets and liabilities | | |
| Commissions receivable | (19,731) | (895) |
| Clearing receivable | 18,737 | (30,670) |
| Prepaid and other assets | 1,329 | (11,918) |
| Accounts payable | 7,626 | 3,550 |
| Commissions payable | 2,518 | 45,883 |
| Accrued liabilities | (1,313) | 67 |
| Deferred revenue | 303 | 4,095 |
| **NET CASH PROVIDED BY OPERATING ACTIVITIES** | 163,166 | 71,001 |
| **INVESTING ACTIVITIES** | - | |
| Purchases of equipment | (5,295) | - |
| **NET CASH USED BY INVESTING ACTIVITIES** | (5,295) | - |
| **FINANCING ACTIVITIES** | | |
| Members' contribution | | 65,000 |
| Members' distributions | (113,000) | (28,000) |
| **NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES** | (113,000) | 37,000 |
| **NET CHANGE IN CASH** | 44,871 | 108,001 |
| **CASH, BEGINNING OF YEAR** | 140,255 | 32,254 |
| **CASH, END OF YEAR** | $ 185,126 | $ 140,255 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES

*Nature of Business*

American Independent Securities Group, LLC ("AISG" or "the Company") was formed December 30, 2004, as an Idaho Limited Liability Company operating as a broker/dealer in securities under the Securities Exchange Act of 1934. The Company limits its activity to selling mutual fund investments, annuities and general securities on a "fully disclosed basis." The Company operates in the northwest region of the United States. The Company will continue perpetually unless dissolved by the members.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions with and for customers on a fully disclosed basis with a clearing broker/dealer and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

*Security Transactions and Revenue Recognition*

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Liabilities for trade date basis purchases of securities represent obligations to the Company's clearing broker/dealer for transactions executed but not yet settled.

*Commissions Receivable*

Commissions receivable result from commissions earned on sales of investments. Commissions are generally received within forty-five days from the date of the sale of the related investments.

*Personal Assets and Liabilities*

In accordance with the generally accepted method of presenting financial statements of limited liability companies, the financial statements do not include the personal assets and liabilities of the members, including their obligations for income taxes on the net income of the company or their right to a refund based on its net loss.

*Income Taxes*

Federal and state income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings. The Company's net revenue is allocated to the members in accordance with their ownership percentages.

*Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Cash and cash equivalents*

Cash and cash equivalents generally consists of cash on hand, cash in banks and other investments with an original maturity of three months or less from the balance sheet date.

### NOTE 1 - PRINCIPAL ACTIVITY AND SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

*Property and Equipment*

Property and equipment is stated at cost. The cost of property and equipment is depreciated over the estimated useful lives (3-10 years). Depreciation is computed using the straight-line method. Expenditures for major renewals or betterments that extend the useful lives of property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. Disposals are removed from property and equipment accounts with any gain or loss reflected in the statement of operations.

*Concentrations of Credit Risk*

The Company is not subject to concentrations of credit risk associated with cash and cash equivalents. Deposits are maintained in Boise, Idaho area financial institutions and are insured by the Federal Deposit Insurance Corporation.

*Fair Value Measurements*

The Company recognizes fair value measurements based upon a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered level 1 measurements) and the lowest priority to unobservable inputs (which are considered level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market.

At December 31, 2011 and 2010, the Company had no assets or liabilities that would be subject to recurring valuations.

*Reclassifications*

Certain prior year balances have been reclassified to conform to the current year presentation. These reclassifications had no effect on net loss as previously reported.

### NOTE 2 - STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

As of December 31, 2011 and 2010, the Company did not have any subordinated liabilities. Accordingly, a Statement of Changes in Liabilities Subordinated to Claims of General Creditors has not been included in this financial report.

**NOTE 3 - RESERVE REQUIREMENTS**

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under section (k)(2)(A) and, therefore, is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under Rule 15c3-3.

**NOTE 4 - NET CAPITAL REQUIREMENTS**

Pursuant to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011 and 2010, the Company had a net capital of $196,362 and $150,453, respectively, and net capital requirements of $50,000. The Company does not have any custodian accounts or investor funds held.

**NOTE 5 - RELATED PARTY TRANSACTIONS**

The Company rented office space from Sellin Properties L.P., a company owned by a major membership holder of AISG. Rent expense for the years ended December 31, 2011 and 2010, was $28,284 and $38,186, respectively. The rent agreement provides for a month-to-month rental term.

**NOTE 6 - COMMITMENTS & CONTINGENCIES**

In the normal course of business, AISG and its advisors are exposed to potential liability from customers that utilize the Company's services. At December 31, 2011 and 2010, the Company was involved in various claims and litigation for which AISG had not accrued any loss contingency amounts in its financial statements. In the opinion of management, following consultation with its legal counsel, the ultimate outcome of the actions is not expected to have a materially adverse effect on the financial condition of the Company or the results of its operations. It is possible, however, that future circumstances could change or new information become available with regard to claims and actions asserted against the Company that could result in a materially unfavorable outcome on the Company's financial position.

**NOTE 7 – SUBSEQUENT EVENTS**

AISG has evaluated the need for disclosures and adjustments resulting from subsequent events through February 27, 2012, the date the financial statements were available to be issued. This evaluation did not result in any subsequent events that necessitated disclosures or adjustments.

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC

***SUPPLEMENTARY INFORMATION***

# AMERICAN INDEPENDENT SECURITIES GROUP, LLC
## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2011 and 2010

| | 2011 | 2010 |
|---|---|---|
| Net capital | | |
| Total members' equity | $ 259,555 | $ 225,343 |
| Less nonallowable assets | 63,193 | 74,890 |
| Net capital before haircuts on security positions | 196,362 | 150,453 |
| Less hair cuts | - | - |
| Net capital | $ 196,362 | $ 150,453 |
| Aggregate indebtedness | | |
| Accounts payable and accrued liabilities | $ 138,352 | $ 157,627 |
| Computation of basic net capital requirement | | |
| Base minimum net capital required | 50,000 | 50,000 |
| Calculated minimum net capital required | 50,000 | 50,000 |
| Excess net capital | $ 146,362 | $ 100,453 |
| Excess net capital at 1000% | $ 182,527 | $ 134,690 |
| Ratio: Aggregate indebtedness to net capital | .7 to 1 | 1.05 to 1 |
| Reconciliation with company's computation | | |
| Net capital per Part II of Form X-17a-5, as originally filed | $ 224,006 | $ 150,453 |
| Net income adustments | (27,644) | - |
| | $ 196,362 | $ 150,453 |